EXHIBIT (b)(2)

EXECUTION COPY

LEHMAN BROTHERS INC.	LEHMAN COMMERCIAL PAPER INC.
745 Seventh Avenue	745 Seventh Avenue
New York, New York 10019	New York, New York 10019

April 23, 2006

General William Lyon

$287,500,000 Senior Secured Credit Facility

Second Amended and Restated Commitment Letter

General William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, CA 92660

Dear Sir:

Reference is made to that certain Amended and Restated Commitment Letter, dated as of April 9, 2006 (the “Existing Commitment Letter”) between General William Lyon, an individual residing in Orange County, California (“you” or the “Borrower”), Lehman Commercial Paper Inc. (“LCPI”) and Lehman Brothers Inc. (“LBI”). You, LCPI and LBI have agreed to amend and restate the Existing Commitment Letter in its entirety and execute this Second Amended and Restated Commitment Letter (this “Commitment Letter”) in lieu thereof.

You have advised LCPI and LBI that the Borrower intends to acquire by means of a tender offer (the “Tender Offer”) followed by a merger (the “Merger”) all of the outstanding common equity of William Lyon Homes (the “Target”), a publicly traded company, not currently owned by the Borrower and certain trusts established for the benefit of one of the Borrower’s family members. Subject to the conditions set forth in the offer to purchase, you intend to purchase in the Tender Offer at least a majority of the shares of common stock of the Target not owned by you, such trusts and the officers and directors of the Target immediately prior to the announcement of the Tender Offer. As soon as practicable following consummation of the Tender Offer, the satisfaction of certain conditions specified therein and acceptance of the shares so tendered, you and the trusts intend to simultaneously contribute your shares in Target to a newly-formed Delaware entity (“Merger Sub”) controlled by you and the trusts. As soon as practicable following the Closing Date (as defined below), but subject to your compliance with applicable legal requirements, you and the trusts will seek to cause the Merger Sub to merge with and into the Target, with the Target to be the surviving entity. As a result of the foregoing transactions, the Target will become a privately owned entity, owned by you and your family member’s trusts. In connection with the Merger, the Borrower will settle certain forward contracts relating to the shares of the Target (the “Forward Contract Settlement”). In connection with the Tender Offer, the Forward Contract Settlement and the Merger, you have requested that LBI agree to structure, arrange and syndicate a senior secured credit facility in an aggregate amount of up to $287,500,000.00 (the “Credit Facility”), and that LCPI commit to provide the entire principal amount of the Credit Facility.

LBI is pleased to advise you that it is willing to act as sole advisor, sole lead arranger and sole bookrunner for the Credit Facility.

Furthermore, LCPI is pleased to advise you of its commitment to provide the entire amount of the Credit Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

It is agreed that LBI will act as the sole advisor, sole lead arranger and sole bookrunner for the Credit Facility and that LBI will, in such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such role. You agree that, except as set forth in the Term Sheet and the Amended and Restated Fee Letter referred to below, no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Credit Facility unless you and we shall so agree.

As consideration for LCPI’s commitment hereunder and LBI’s agreement to perform the services described herein, you agree to pay to LCPI the nonrefundable fees set forth in Annex I to the Term Sheet and in the Amended and Restated Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”) on the dates specified therein.

The commitments and agreements of LBI and LCPI described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the financial condition of the Borrower or the business, operations, property or condition (financial or otherwise) of the Property Partnerships (as defined in the Term Sheet), taken as a whole, or the Target and its subsidiaries, taken as a whole, (b) our not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections (as defined in the Fee Letter)) affecting the Borrower, the Property Partnerships, the Target or the transactions contemplated hereby that in our reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us by such individuals or entities, or their respective representatives, prior to the date hereof, (c) the negotiation, execution and delivery on or before May 3, 2006 of definitive documentation with respect to the Credit Facility reasonably satisfactory to LCPI and its counsel, (d) your compliance with your covenants and agreements contained herein and the correctness in all material respects of your representations and warranties contained herein, (e) LBI’s and LCPI’s right to participate with you and your representatives in discussions with existing lenders to obtain required consents described in the Term Sheet, including without limitation, the right to contact such lenders directly and independently to discuss such consents and (f) satisfaction of the other conditions set forth or referred to in the Term Sheet. The terms and conditions of LCPI’s commitment hereunder and of the Credit Facility are not limited to those set forth herein

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and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of LCPI and the Borrower.

You agree (a) to indemnify and hold harmless LBI, LCPI, their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facility, the use of the proceeds thereof, the Tender Offer, the Merger or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse LBI and LCPI and their affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses (including the charges of Intralinks), consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Credit Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with the Credit Facility.

You acknowledge that LBI and its affiliates (the term “LBI” being understood hereinafter in this paragraph to include such affiliates, including LCPI) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. LBI will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by LBI of services for other companies, and LBI will not furnish any such information to other companies. You also acknowledge that LBI has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies. You further acknowledge that LBI is a full service securities firm and LBI may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. LBI may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded LBI hereunder.

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This Commitment Letter shall not be assignable by you without the prior written consent of LBI and LCPI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and LBI and LCPI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Credit Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), including, without limitation, as required by Schedule TO and Regulation M-A of the Securities Exchange Act of 1934, as amended, in connection with the Tender Offer.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or LCPI’s commitment hereunder.

LCPI is committed to complying with U.S. statutory and regulatory requirements designed to assist the federal government in combating money laundering and any activity, which facilitates the funding of terrorist or criminal activities. The USA PATRIOT Act enhances the money laundering prevention requirements imposed on securities firms and other financial institutions. As part of our customer identification and verification procedures, LCPI may ask the Borrower to provide additional information as necessary to verify its identity and comply with these procedures. Until such additional information or documentation is provided, LCPI may not be able to effect any transactions for the Borrower.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to LCPI executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on April 24, 2006. The commitments and agreements of LBI and LCPI herein will expire at such time in the event LCPI has not received such executed counterparts in accordance with the immediately preceding sentence.

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LBI and LCPI are pleased to have been given the opportunity to assist you in connection with this financing, and we look forward to working with you.

Very truly yours,

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ FRANCIS X. GILHOOL
Name: Francis X. Gilhool
Title: Authorized Signatory

LEHMAN BROTHERS INC.

By:	/s/ FRANCIS X. GILHOOL
Name: Francis X. Gilhool
Title: Vice President

Accepted and agreed to as of

the date first above written:

By:	/s/ WILLIAM LYON
William Lyon

[Signature Page to A&R Commitment Letter]

Exhibit A

GENERAL WILLIAM LYON

$287,500,000 SENIOR SECURED CREDIT FACILITY

Summary of Terms and Conditions

April 23, 2006

General William Lyon (the “Borrower”), intends to acquire by means of a tender offer (the “Tender Offer”) followed by a merger (the “Merger”) all of the outstanding common equity of William Lyon Homes (the “Target”), a publicly traded company, not currently owned by the Borrower and certain trusts established for the benefit of one of the Borrower’s family members. Subject to the conditions set forth in the offer to purchase, the Borrower intends to purchase in the Tender Offer at least a majority of the shares of common stock of the Target not owned by the Borrower, such trusts and the officers and directors of the Target immediately prior to the announcement of the Tender Offer. As soon as practicable following the consummation of the Tender Offer, the satisfaction of certain conditions specified therein and acceptance of the shares so tendered, the Borrower and such trusts intend to simultaneously contribute their shares in Target to a newly-formed Delaware entity (“Merger Sub”) controlled by the Borrower and the trusts. As soon as practicable following the Closing Date (as defined below), but subject to the Borrower’s compliance with applicable legal requirements, the Borrower and the trusts will seek to cause the Merger Sub to merge with and into the Target, with the Target to be the surviving entity. As a result of the foregoing transactions, the Target will become a privately owned entity, owned by the Borrower and such family member’s trusts. In connection with the Merger, the Borrower will settle certain forward contracts relating to the shares of the Target (the “Forward Contract Settlement”). As used herein, (i) “Transaction” shall be a collective reference to the capital contribution to the Merger Sub by the Borrower, the Tender Offer, the Forward Contract Settlement and the Merger and (ii) “Property Partnership Group Members” shall be a collective reference to each partnership (each, a “Property Partnership”) that owns any Property (as defined below) and each entity directly or indirectly owned by the Borrower that directly or indirectly owns or controls a Property Partnership.

I. Parties

Borrower:	The Borrower.

Sole Advisor, Sole Arranger and Sole Bookrunner:	Lehman Brothers Inc. (in such capacity, the “Arranger”).

Syndication Agent:	Lehman Commercial Paper Inc. (in such capacity, the

“Syndication Agent”).

Administrative Agent:	Lehman Commercial Paper Inc. (in such capacity, the “Administrative Agent”).

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Arranger (collectively, the “Lenders”).

II. Credit Facility

Type and Amount:	A five-year term loan facility (the “Credit Facility”) in an aggregate principal amount equal of up to $287,500,000 (the loans thereunder, the “Loans”).

Maturity Date:	The principal amount of the Loans shall be repaid by the Borrower on or prior to the date (the “Maturity Date”) that is five years after the Closing Date, provided that, subject to the immediately succeeding sentence, if the Borrower has not obtained the consents described in clause (d) of “Affirmative Covenants” below on or prior to the first anniversary of the Closing Date, the Maturity Date shall be the first anniversary of the Closing Date. In the event that the Maturity Date is the date that is the first anniversary of the Closing Date pursuant to the proviso of the immediately preceding sentence, at the option of the Borrower, the Maturity Date may be extended to the date that is the 18-month anniversary of the Closing Date if the outstanding principal balance of the Loans is less than or equal to $130,000,000 on the first anniversary of the Closing Date, provided that, no default or event of default has occurred and is then continuing.

Availability:	The Loans shall be made in a single drawing on the Closing Date, or in multiple drawings on such dates after the Closing Date as the Borrower and the Administrative Agent may mutually agree.

Purpose:	The proceeds of the Loans shall be used to finance the Transaction and to pay related fees and expenses, including, without limitation, to fund the Interest Reserve Amount (as defined below).

III. Certain Payment Provisions

Fees and Interest Rates:	As set forth on Annex I.

Non-Recourse:	The Credit Facility shall be non-recourse to the Borrower except for (i) standard carve-outs, including, without limitation, fraud, intentional misrepresentation, voluntary and collusive involuntary bankruptcy, unauthorized transfers, violation of special purpose and bankruptcy provisions required by the Lenders, in each case, with respect to the Property Partnerships and (ii) in the event the

Borrower in unable to obtain the consents described in clauses (e)(i)-(iii) of “Affirmative Covenants” below, penalties and fees payable in connection with the prepayment or payment upon default of the Existing Property Debt (as defined below), provided that, if the Borrower is unable to obtain any entitlement for Stoneridge required to convert such Property into condominiums, an amount equal to the Borrower’s proportionate share of the difference between the condominium value and the apartment value of such Property shall be fully recourse to the Borrower.

Optional Prepayments:	The Loans may be prepaid by the Borrower at any time in minimum amounts to be agreed upon without premium. Optional prepayments of the Loans may not be reborrowed.

Mandatory Prepayments:	The following amounts shall be applied to replenish the Interest Reserve Account (as defined below) and to prepay the Loans:

(i) 75% of distributions made to the Borrower in respect of net refinancing proceeds, net asset sale proceeds or excess proceeds (net of any payments required in connection with the repayment of indebtedness secured by the asset subject to such asset sale) resulting from any casualty or condemnation of the Properties;

(ii) on the 30th day after the end of each calendar quarter, an amount equal to the lesser of (x) 75% of distributions made to the Borrower in connection with its ownership interests in the Properties and (y) the sum of (a) the amount necessary to be deposited in the Interest Reserve Account in accordance with “Interest Reserve” on the date of such mandatory prepayment, if any, plus (b) an amount equal to the balance, if positive, of (I) the actual amount of accrued and unpaid interest on the outstanding principal balance of the Credit Facility on the date of such mandatory prepayment minus (II) the estimated amount of interest calculated on the most recent Interest Reserve Calculation Date (defined below) occurring prior to the date of such mandatory prepayment, for the period beginning on such Interest Reserve Calculation Date to and including the date of such mandatory prepayment;

(iii) 75% of the net proceeds received by the Borrower in connection with any sale or issuance of equity of any Property Partnership Group Member;

(iv) on or prior to the 90th day after the Closing Date, an amount equal to $55,000,000 shall be applied to prepay the Loans;

(v) in the event that the aggregate unpaid amount of the Loans is greater than $75,000,000 on the second anniversary of the Closing Date, on the last day of each quarter ending after such date, an amount equal to 75% of the maximum amount of dividends permitted to be paid to the Borrower by the Target under the “Restricted Payments” covenants contained in agreements then in effect; and

(vi) on any Interest Reserve Calculation Date, in the event that the amount deposited in the Interest Reserve Account exceeds the Interest Reserve Amount required to be on deposit on such date, an amount equal to such excess.

Except as otherwise set forth in clause (iv) above, all such amounts shall be applied, first, to deposit in the Interest Reserve Account an amount necessary to cause the funds on deposit in the Interest Reserve Account to equal the Interest Reserve Amount in effect the date of such deposit and, second, to the prepayment of the Loans. Each such prepayment of the Loans may not be reborrowed.

IV. Collateral	The obligation of the Borrower in respect of the Credit Facility shall be secured by a perfected first priority security interest in: (i) the Borrower’s direct and indirect limited partnership interests in the Property Partnerships, (ii) the Borrower’s interests in the general partners of the Property Partnerships, (iii) 49% of the capital stock of the Target and (iv) the Interest Reserve Account (as defined below) (collectively, the “Collateral”).

Properties:	The ten properties shall include: (i) Trabuco Highlands (Trabuco Canyon, CA); (ii) Riverbend Apartments (Yorba Linda, CA); (iii) Reflections at Welleby I & II (Sunrise, FL); (iv) Reflections at Welleby III (Sunrise, FL); (v) Bluffs Apartments (Dana Point, CA); (vi) Kimberly Woods (San Jose, CA); (vii) Capistrano Pointe (San Juan Capistrano, CA), (viii) Stoneridge (Pleasanton, CA); (ix) The Vineyards (Anaheim Hills, CA); and (x) Autumn Chase (Highlands, CO), (each a “Property” and collectively, the “Properties”).

V. Certain Conditions

Initial Conditions:	The availability of the Credit Facility shall be conditioned upon satisfaction of, among other things, the following conditions precedent (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before May 3, 2006:

(a) The Borrower and each Property Partnership Group Member shall have executed and delivered satisfactory definitive financing documentation with respect to the Credit Facility (the “Credit Documentation”).

(b) The Administrative Agent shall have received satisfactory evidence that the Borrower has issued irrevocable instructions to deposit a portion of the proceeds of the Loans in an amount equal to the Interest Reserve Amount into the Interest Reserve Account on the Closing Date.

(c) The Lenders, the Administrative Agent and the Arranger shall have received all fees required to be paid on or before the Closing Date, and the Administrative Agent shall have received reimbursement of all out-of-pocket expenses of the Arranger and the Administrative Agent payable by the Borrower in connection with the Credit Facility.

(d) All documents and instruments required to perfect the Administrative Agent’s first priority security interest in the Collateral (including delivery of stock certificates, together with undated stock powers executed in blank) shall have been executed and be in proper form for filing.

(e) The Lenders shall have received such legal opinions (including opinions (i) from counsel to the Borrower and (ii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request.

Additional Conditions:	The making of the Loans on the Closing Date shall also be conditioned upon (a) the accuracy in all material respects of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, the Loans. As used herein and in the Credit Documentation a “material adverse change” shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the Transaction, (b) the financial condition of the Borrower, (c) the business, assets, property or condition (financial or otherwise) of the Property Partnerships or the Target or (d) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.

VI. Certain
Documentation Matters	The Credit Documentation shall contain representations, warranties, covenants and events of default customary for financings of this type (in each case applicable to each of the Borrower and each Property Partnership Group Member, as appropriate) and other terms deemed appropriate by the Lenders, including, without limitation:

Representations
and Warranties:	Financial statements; absence of undisclosed liabilities; no material adverse change; compliance with law; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; Property Partnerships; no assets other than the Properties; environmental matters; solvency; accuracy of disclosure; and creation and perfection of security interests.

Affirmative Covenants:

Delivery of financial statements, reports, accountants’ letters, and other information requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; maintenance of separate existence of Property Partnerships; and further assurances (including, without limitation, with respect to security interests in after-acquired property).

The affirmative covenants will also include:

(a) the Borrower’s agreement to obtain within 60 days after the Closing Date a two-year interest rate cap with a notional amount equal to the aggregate amount of the Loans to be borrowed on the Closing Date and a LIBOR strike rate equal to 6.5%, on terms and conditions reasonably satisfactory to the Administrative Agent. In the event that the aggregate unpaid amount of the Loans is greater than $75,000,000 on the date that is one month prior to the second anniversary of the Closing Date, not later than the date that is one month prior to the expiration of the initial interest rate cap, the Borrower shall obtain additional interest rate protection for the aggregate unpaid amount of the Loans as of such date and a LIBOR strike rate equal to approximately LIBOR + 1.67% for the remaining term of the Credit Facility on terms and conditions reasonably satisfactory to the Administrative Agent;

(b) the Properties shall be managed by Lyon Management Group, Inc. or another manager approved by the Administrative Agent. The Administrative Agent shall have the right to cause the Borrower to (i) terminate the management agreement and (ii) appoint a replacement manager pursuant to an agreement reasonably satisfactory to the Administrative Agent upon a financial default of the Borrower;

(c) the Borrower’s agreement to provide audited annual financial statements for each of the Property Partnerships at the request of the Administrative Agent;

(d) subject to “Maturity Date” above and “Applicable Margin” below, the Borrower’s agreement to obtain all consents necessary from each of the lenders (the “Existing Lenders”) to the Properties acknowledging that each of the outstanding bonds, 1st lien debt, 2nd lien debt and 3rd lien debt secured by the Properties (collectively, the “Existing Property Debt”) will not be defaulted or accelerated upon the grant of a security interest in the direct general partnership interests and limited partnership interests owned by the Borrower in favor of the Administrative Agent; and

(e) the Borrower’s agreement to use its best efforts to obtain all consents necessary from each of the Existing Lenders to the Properties (i) confirming that the Existing Property Debt will not be defaulted or accelerated (x) upon the foreclosure on the Collateral by the Administrative Agent or (y) in the event that the Administrative Agent sells the Collateral to any eligible assignee agreed upon between the Administrative Agent and the Existing Lenders, (ii) agreeing to provide the Administrative Agent with notice of any default or event of default and cure rights with respect to the Existing Property Debt, and (iii) agreeing to accept prepayment of the Existing Property Debt from the Administrative Agent in accordance with its terms, provided that, in the event that the Borrower has used its best efforts to obtain such consents, but the Existing Lenders have not agreed to provide such consents, the Borrower shall use its best efforts to obtain all consents necessary from the Existing Lenders agreeing to permit the Administrative Agent to purchase the Existing Property Debt, to the extent permitted by applicable law, upon a default thereunder at par, together with all interest, fees and penalties due and payable thereon or to replace such Existing Lender as credit enhancement provider, as applicable, in each case, in accordance with the applicable loan documents.

Notwithstanding anything to the contrary set forth herein and to the extent applicable, prior to the exercise of any right of prepayment set forth in clause (e)(iii) above, the Administrative Agent shall use commercially reasonable efforts to use the consent to assumption process contained in the loan documents for the Existing Property Debt unless either (x) the Administrative Agent reasonably determines in its sole discretion that the consent process is unduly burdensome, unpracticable or unavailable for any reason, including, without limitation, if the Administrative Agent anticipates that it will be unable to fulfill any of the requirements set forth in such loan documents or (y) the default or event of default giving rise to such payment results directly or indirectly from any action described in “Non-Recourse” above.

For the avoidance of doubt, the Borrower’s inability to deliver any of the consents contemplated under clause (d) above shall not constitute a default under the Loan but will change the Loan terms as provided in “Maturity Date” above and “Applicable Margin” below.

Financial Covenants:	Minimum consolidated debt service coverage ratio of the Properties of 1.45x to be determined in a manner to be agreed upon.

Negative Covenants:	Limitations on: indebtedness; liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets (including, without limitation, the sale of any Property for cash consideration less than the related minimum release price specified on Annex II hereto); leases; dividends and other payments in respect of capital stock; capital expenditures; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses; amendments to organizational documents; and changes in lines of business.

Interest Reserve:	The Borrower shall at all times maintain a reserve account (the “Interest Reserve Account”) under the control of the Administrative Agent. The amount (the “Interest Reserve Amount”) required to be on deposit in such reserve account shall be determined on the Closing Date and on the 30th day after the end of each calendar quarter thereafter (each, an “Interest Reserve Calculation Date”), which amount, on any Interest Reserve Calculation Date, shall be equal to the sum of (i) the Borrower’s proportionate share of debt service of the Existing Property Debt plus (ii) the product of (x) the aggregate unpaid principal amount of the Loans on such date of determination multiplied by (y) a percentage equal to the sum of (1) the estimated Eurodollar Rate (as defined below) for the immediately succeeding twelve month period (assuming successive three-month Eurodollar contracts) plus (2) the Applicable Margin (as defined below) for such period (taking into account any scheduled increases of such margin during such period) minus (iii) the Borrower’s proportionate share of Adjusted Net Operating Income (to be defined). The required Interest Reserve Amount on the Closing Date is estimated to be $11,900,000.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any security document; subordination provisions or security interest; and a change of control (the definition of which is to be agreed).

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than a majority of the aggregate amount of the outstanding Loans and unused commitments under the Credit Facility, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization, if any, or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) extensions of the expiry date of any Lender’s commitments; and (iv) imposition of any additional restrictions on assignments and participations and (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of all or substantially all of the Collateral.

Assignments and Participations:	After the Closing Date, the Lenders shall be permitted to assign and sell participations in their Loan and commitments without the consent of the Borrower, subject, in the case of assignments, to the consent of the Administrative Agent. In the case of partial assignments (other than to another Lender or to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1,000,000, and, after giving effect thereto, the assigning Lender (if it shall retain any comments or Loans) shall have commitments or Loans aggregating at least $1,000,000, in each case, unless otherwise agreed by the Borrower and the

Administrative Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facility only upon request of the Lenders.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (other than income and franchise taxes) and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Arranger associated with the syndication of the Credit Facility and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel and the charges of Intralinks) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and the Arranger:	Cadwalader, Wickersham & Taft LLP.

Annex I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate plus the Applicable Margin; or

(ii) the Eurodollar Rate plus the Applicable Margin.

As used herein:

“Base Rate” means the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 (or such other comparable page as may, in the opinion of the Administrative Agent, replace such page for the purpose of displaying such rate), as in effect from time to time (the “Prime Rate”) and (ii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” means the rate per annum set forth below opposite the applicable period following the Closing Date:

Period    Applicable Margin

                                                          Base Rate Loans

          Eurodollar Loans

1       Months 0 through 6          1.95%       2.95%

2       Months 7 through 12       1.95%       2.95%

3       Months 13 through 24     4.50%       5.50%

4       Months 25 through 36     4.50%       5.50%

5       Months 37 through 48     5.50%       6.50%

6       Months 49 through 60     6.50%       7.50%

, provided that, (i) if on the first day of Period 2, the Borrower has not obtained the consents described in clause (d) of “Affirmative Covenants” above, the foregoing percentages for Period 2 shall be increased to 3.50%, in the case of Base Rate Loans, and 4.50%, in the case of Eurodollar Loans, and (ii) if on the first day of Period 3 (x) the aggregate unpaid amount of the Loans is less than $75,000,000 and (y) the LTV is less than 55%, the foregoing percentages for Period 3 shall be reduced to 3.75%, in the case of Base Rate Loans, and 4.75%, in the case of Eurodollar Loans.

As used herein, “LTV” shall mean, on any date of determination, a ratio expressed as a percentage equal to (x) the aggregate unpaid principal amount of the Loans and any other indebtedness of the Property Partnerships on such date to (y) the sum of (i) an amount equal to the Borrower’s proportionate share of the “as is” value of the Properties based on appraisals of such Properties by a firm satisfactory to the Administrative Agent plus (ii) 85% of the aggregate value of the shares of the Target’s common stock included in the Collateral determined based on the per share price in effect on the Closing Date.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Borrower) are offered in the interbank eurodollar market.

Interest Payment Dates:	In the case of Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	At any time when the Borrower is default in the payment of any amount of principal due under the Credit Facility, the entire principal amount of all Loans shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Base Rate Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.